AUDITORS’ REPORT

To the Trustee of Paramount Energy Trust

We have audited the consolidated balance sheets of Paramount Energy Trust (“PET”) as at December 31, 2003 and 2002, the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of PET’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of PET as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Canada

February 26, 2004

MANAGEMENT’S REPORT

The accompanying consolidated financial statements of Paramount Energy Trust and all the information in this Annual Report are the responsibility of Management and have been approved by the Board of Directors of the Administrator of the Trust.

The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost, Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Trust’s assets are appropriately accounted for and adequately safeguarded.

The Audit and Reserves Committee of the Board of Directors of the Administrator of the Trust consists of non-management directors. The Committee meets quarterly with management as well as with the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibility, and to review the Annual Report. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the Unitholders. The Committee also considers, for review by the Board and approval by the Unitholders, the engagement or re-appointment of external auditors. The consolidated financial statements have been audited by KPMG LLP, the external auditor, in accordance with auditing standards generally accepted in Canada on behalf of the Unitholders. KPMG LLP has full and free access to the Audit and Reserves Committee and Management.

Susan L. Riddell Rose	Cameron R. Sebastian
President and Chief Operating Officer	Vice President, Finance and Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

As at	December 31, 2003	December 31, 2002
($ thousands)
Assets
Current Assets
Accounts Receivable	$19,029	$16,012
Property, Plant and Equipment (Notes 4 and 5)	241,955	261,336

	$260,984	$277,348

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$8,726	$19,306
Distributions Payable	8,928	—
Bank and Other Debt (Note 6)	55,564	2,123

	73,218	21,429

Asset Retirement Obligations (Notes 3, 5 and 9)	21,701	20,039
Unitholders’ Equity
Unitholders’ Capital (Note 7)	260,018	—
Equity Adjustments (Notes 1 and 5)	(16,172)	1,317
Net Investment of Paramount Resources Ltd.	—	234,563
Accumulated Earnings Net of Distributions	(77,781)	—

	166,065	235,880

	$260,984	$277,348

See Accompanying Notes
Basis of Presentation: Notes 1 and 2
Gas over Bitumen Issue: Note 11
Subsequent Event: Note 5

Approved by the Board of Directors of Paramount Energy Operating Corp., as Administrator of Paramount Energy Trust:

John W. Peltier	Donald J. Nelson

Director	Director

Paramount Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

Year Ended December 31	2003	2002
($ thousands except per Unit amounts)
Revenue
Natural Gas	$201,239	$123,739
Royalties	(38,209)	(21,886)

	163,030	101,853

Expenses
Operating	27,727	30,265
Dry Hole	1,323	246
Geological and Geophysical	128	367
Lease Rentals	1,827	1,825
General and Administrative	3,980	3,987
Gas over Bitumen Costs (Note 11)	696	—
Interest	2,440	50
Income Taxes (Note 2[g])	—	6,027
Loss on Sale of Equipment	—	134
Writedown of Property, Plant and Equipment (Note 5)	9,800	—
Depletion, Depreciation and Accretion	62,675	51,546

	110,596	94,447

Net Earnings	52,434	7,406

Accumulated Earnings Net of Distributions at Beginning of Year, as Previously Reported	238,203	282,815
Retroactive Effect of Change in Accounting Policy (Note 3)	(3,640)	(2,005)

Accumulated Earnings Net of Distributions at Beginning of Year, as Restated	234,563	280,810
Reduction in Net Investment on Restructuring (Notes 1 and 2)	(241,576)	—
Distributions Paid or Payable	(123,202)	(53,653)

Accumulated Earnings Net of Distributions at End of Year	$(77,781)	$234,563

Earnings Per Trust Unit (Note 2[d])
Basic	$1.23	$0.19
Diluted	$1.21	$0.19

Distributions Per Trust Unit	$2.884	$—

See Accompanying Notes

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

Year Ended December 31	2003	2002
($ thousands)
Cash Provided By (Used For)
Operating Activities
Net Earnings	$52,434	$7,406
Items not Involving Cash
Depletion, Depreciation and Accretion	62,675	51,546
Loss on Sale of Equipment	—	134
Writedown of Property, Plant and Equipment	9,800	—
Items not Associated with Operations
Dry Hole	1,323	246
Geological and Geophysical	128	367

Funds Flow from Operations	126,360	59,699
Change in Non-Cash Working Capital	(13,941)	5,860

	112,419	65,559

Financing Activities
Issue of Trust Units	260,018	—
Distributions to Unitholders	(123,202)	(53,653)
Change in Bank and Other Debt	53,441	2,123
Change in Non-Cash Working Capital	8,928	—

	199,185	(51,530)

Funds Available for Investment	311,604	14,029

Investing Activities
Dry Hole	(1,323)	(246)
Geological and Geophysical	(128)	(367)
Acquisition of Properties, net	(301,414)	—
Corporate Assets	(757)	(2,828)
Change in Non-Cash Working Capital	345	880
Exploration and Development Expenditures	(8,327)	(11,468)

Funds Invested	$(311,604)	$(14,029)

See Accompanying Notes

Paramount Energy Trust

Paramount Energy Trust

Notes to Consolidated Financial Statements

(dollar amounts in $Cdn except as noted)

1. Paramount Energy Trust

Paramount Energy Trust (“PET” or the “Trust”) is an unincorporated Trust formed under the laws of the Province of Alberta pursuant to a Trust indenture dated June 28, 2002, as amended, and whose Trustee is Computershare Trust Company of Canada. The beneficiaries of PET are the holders of the Trust Units of PET (the “Unitholders”). PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the “Administrator”) and the 100 percent ownership of the beneficial interests of Paramount Operating Trust (“POT”). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as Trustee of POT. As Trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT. In addition, the Administrator will provide certain management and administrative services for PET and its Trustee pursuant to a delegation of power and authority to it under the PET Indenture.

On July 1, 2002, PET entered into an agreement with a subsidiary of PET’s then-parent Paramount Resources Ltd. (“PRL”) to acquire corporate assets. As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor. This resulted in an increase in the carrying value of the assets of $1.3 million and an equivalent increase in Unitholders’ Equity (Note 5).

The issuance of a receipt for a prospectus was made by Canadian regulatory authorities on January 29, 2003 and by regulators in the United States on February 3, 2003. Subsequent to the issuance of these receipts, PET, POT, the Administrator and PRL completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of $301,000,000 from PRL. PET raised equity of approximately $150,000,000 from the exercise of Rights and obtained bank financing of approximately $100,000,000, as follows:

On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the “Initial Assets”) to POT for consideration consisting of a promissory note in PRL’s favor of $81,000,000. Interest on the $81,000,000 purchase price accrued at a rate of 6.5 percent per annum.

At that time a secured guarantee was given by both POT and PET in respect of $20,000,000 of PRL’s indebtedness to PRL’s lenders. At the same time PRL and POT executed the Take-Up Agreement which required PRL to sell and POT to purchase 100 percent of PRL’s interest in certain additional assets (the “Additional Assets”). The purchase price was $220,000,000. As related party transactions, the purchase price of the acquired assets was adjusted to reflect the vendor’s net book value of the assets. This resulted in a reduction in the carrying value of petroleum and natural gas properties of $17.5 million. This amount was recorded as a reduction in Unitholders’ Equity (Note 5);

•	POT, effective July 1, 2002, granted to PET a royalty of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets described below (the “Royalty”) in exchange for consideration consisting of $64,152,000 to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30,000,000 and a second promissory note in the amount of $34,152,000. The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. This payment reduced the amount of indebtedness that POT owed to PRL to approximately $16,848,000 which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. PET granted a security interest to PRL in PET’s assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee;

•	PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

•	PET purchased from PRL the remaining $16,848,000 indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

•	PRL did, on February 3, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being 9,909,767 Trust Units, to the holders of PRL common shares;

•	PET issued to each of the holders of the Trust Units distributed by PRL, three Rights to subscribe for additional PET Trust Units. Each Right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit. On March 11, 2003,

CONSOLIDATED FINANCIAL STATEMENTS

PRL did, effective July 1, 2002, sell to POT 100 percent of PRL’s interest in the Additional Assets for an aggregate consideration of $220,000,000. This was funded by the exercise and payment of 100 percent of the Rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100,000,000 were also used to repay the $30,000,000 promissory note to PRL and to complete the acquisition of the Additional Assets.

•	Effective March 19, 2003 POT acquired a 100 percent interest in the Ells property in Northeast Alberta from PRL for $18.4 million.

•	On May 30, 2003 PET closed an issue of 5,000,000 Trust Units at $12.65 per Unit for net proceeds of $60.1 million.

2. Basis of Presentation and Accounting Policies

The accompanying financial statements have been prepared by Management of the Administrator (as agent for the Trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Prior to the asset acquisitions on February 3, 2003 and March 11, 2003 described in Note 1, the consolidated financial statements include the operations and results of the Northeast Alberta properties of PRL which were acquired by the Trust on those dates. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to PRL’s Northeast Alberta core area of operations as the Trust acquired substantially all of PRL’s natural gas assets in that region. Certain of PRL’s properties in Northeast Alberta were not acquired by the Trust and the results of such properties have been excluded from these consolidated financial statements. While the amounts applicable to PRL’s Northeast Alberta properties for certain revenues, royalties, expenses, assets and liabilities could be derived directly from the accounting records of PRL, it was necessary to allocate certain other items between PRL’s core areas. In the opinion of Management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the transactions in accordance with Canadian GAAP.

a) Principles of Consolidation The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries.

b) Petroleum and Natural Gas Operations PET follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses including geological and geophysical costs, lease rentals and exploratory dry hole costs are charged to earnings as incurred.

Leasehold acquisition costs including costs of drilling and equipping successful wells are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proved recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost recovery test annually or as economic events dictate. An impairment loss is recognized when the carrying amount of the asset is less than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value of the asset where fair value is calculated as the present value of estimated future cash flows. The carrying values of capital assets, including the costs of acquiring proved and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

Prior to January 1, 2003, the net amount at which petroleum and natural gas costs on a property or project were carried was subject to a different cost recovery test. Any impairment loss was the difference between the carrying value of the asset and its recoverable amount (undiscounted). This change has been adopted retroactively but had no effect on these consolidated financial statements.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5 percent to 20 percent.

c) Asset Retirement Obligations The Trust recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the property, plant and equipment. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of

Paramount Energy Trust

cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Trust’s earnings in the period in which the settlement occurs.

d) Per Trust Unit Information Per Trust Unit amounts for all periods prior to March 31, 2003 have been presented on a pro-forma basis as if the Trust Units outstanding at March 31, 2003 were all outstanding for each period shown (see Note 1). Basic earnings per Unit were calculated using the weighted average number of Trust Units outstanding during the year: 2003 – 42,597,280, (2002 - 39,638,376). The Trust uses the treasury stock method where only “in the money” dilutive instruments impact the diluted calculations. In computing diluted earnings per Unit 640,751 net Units were added to the weighted average number of Trust Units outstanding during the twelve-month period ended December 31, 2003 (2002 – nil net Units) for the dilutive effect of Incentive Rights.

e) Foreign Currency Translation Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange. Translation gains and losses are reflected in earnings in they period in which they arise.

f) Financial Instruments Financial instruments are utilized by PET to manage its exposure to commodity price fluctuations, foreign currency and interest rates. PET’s policy is not to utilize financial instruments for trading or speculative purposes.

PET formally documents relationships between hedging instruments and hedged items, as well as its risk Management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. PET also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

PET uses forward, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in earnings as a component natural gas revenue during the same period as the corresponding hedged position.

g) Income Taxes For periods prior to 2003, income tax expense has been recorded using the average tax rate applicable to PRL. As PRL’s Northeast Alberta assets generated cash flow significantly in excess of capital investment, there were assumed to be no tax pools available to defer these tax obligations. As a result, all taxes are assumed to be cash tax obligations and to have been paid during the year on an installment basis.

The Trust, and its operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the Unitholders. As the Trust distributes all of its taxable income to the Unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements. The Administrator has no tax balances.

h) Unit Incentive Plan The Trust has a Unit Incentive Plan as described in Note 8. Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new Incentive Rights granted on or after January 1, 2002. The Trust has elected to measure compensation cost to employees based on the settlement method at the date of the grant and recognize that cost over the vesting period. As the exercise price of the Incentive Rights granted approximates the market price of the Trust Units at the time of the grant date, no compensation cost has been provided in the statement of earnings.

The exercise price of the Incentive Rights granted under the Trust’s unit incentive plan may be reduced in future periods in accordance with the terms of the Unit Incentive Plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the Incentive Rights granted under the plan.

Compensation costs for pro forma disclosure purposes have been determined based on the excess of the Trust Unit price over the exercise price of the Incentive Rights at the date of the financial statements. For the year ended December 31, 2003, net earnings would be reduced by $2.4 million ($0.05 per Trust Unit, basic and diluted) for the estimated compensation cost associated with the Incentive Rights granted under the Rights Plan on or after January 1, 2002. All Incentive Rights were issued during 2003; as a result, the 2002 net earnings were not affected by compensation costs.

CONSOLIDATED FINANCIAL STATEMENTS

i) Measurement Uncertainty The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The amounts recorded for depletion, depreciation and accretion are based on estimates. The cost recovery test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

3. Change in Accounting Policy

Asset Retirement Obligation

In December 2003, the Trust adopted CICA Handbook Section 3110 “Asset Retirement Obligations”. This Change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes.

Previously, the Trust recognized a provision for future site reclamation and abandonment costs calculated on the unit-of-production method over the life of the natural gas properties based on the total estimated proved reserves and an estimated future liability.

As a result of this change, net earnings for the year ended December 31, 2003 decreased by $0.9 million (2002 - $1.6 million). The obligation increased by $11.9 million (2002 - $12.9 million) and property, plant and equipment, net of accumulated depletion increased by $7.4 million (2002 - $9.3 million). Opening 2003 accumulated earnings decreased by $3.6 million (2002 - $2.0 million) to reflect the cumulative impact of depletion expense, net of the cumulative site restoration provision on the asset retirement obligation recorded retroactively.

4. Business Combination

On November 18, 2003, the Trust and Epact Exploration Ltd. (“Epact”) jointly announced that they had entered into an agreement pursuant to which the Trust would make an offer to purchase all of the issued and outstanding common shares of Epact for cash consideration of $1.57 per share or approximately $13.2 million, including acquisition costs. This transaction has been accounted for using the purchase method as of the closing date of November 18, 2003.

The following table summarizes the value of the assets acquired and liabilities assumed at the date of acquisition:

Working capital deficiency	$(4,768)
Property, plant and equipment	18,453
Asset retirement obligation	(423)

$13,262

5. Property, Plant and Equipment

	December 31,	December 31,
	2003	2002
Petroleum and Natural Gas Properties	$587,388	$517,562
Corporate Assets	3,585	2,828
Adjustment to Net Book Value (Note 1)	(16,172)	1,317

	574,801	521,707
Accumulated Depletion and Depreciation	(332,846)	(260,371)

	$241,955	$261,336

Included in the Trust’s property, plant and equipment is $7.4 million ($9.3 million in 2002), net of accumulated depletion relating to the adoption of asset retirement obligations (Note 3).

Property, Plant and equipment costs included $46.8 million (2002 - $48.5) currently not subject to depletion.

At December 31, 2003 the Trust recorded a write down to property, plant and equipment in the amount of $9.8 million.

On January 5, 2004 PET closed the acquisition of producing natural gas properties in Northeast Alberta for $30.3 million. This acquisition was financed from existing credit facilities.

6. Bank and Other Debt

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks. As at the date of the audit report the revolving credit facility had a borrowing base of $100 million. The facility consists of a demand loan of $90 million and a working capital facility of $10 million. In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $1.7 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Advances under the facility are made in the form of Bankers’ Acceptances (BA), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the

Paramount Energy Trust

Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.

On February 4, 2003 PET issued a promissory note in the amount of $34.2 million to PRL in relation to the acquisition of certain assets in Northeast Alberta. Subsequently this promissory note was extinguished through the issue of Trust Units (Note 7).

On February 3, 2003 PET issued a promissory note in the amount of $30.0 million to PRL in relation to the acquisition of certain assets in Northeast Alberta. Subsequently this promissory note was extinguished through the utilization of bank facilities.

On July 1, 2002 PET issued a promissory note pursuant to the acquisition of assets from a subsidiary of PRL. This promissory note accrued interest at a rate of prime plus 0.25 percent. The promissory note was repaid in full on February 3, 2003. All interest accrued on the promissory note was paid at the time the promissory note was extinguished.

7. Unitholders’ Capital

a) Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b) Issued and Outstanding

The following is a summary of changes in Unitholders’ Capital during the year ended December 31, 2003:

	Number Of
Trust Units	Units	Amount
Balance, December 31, 2002	1	$100
Units Issued on Settlement of Promissory Note (Notes 1 & 6)	6,636,045	34,152,000
Units Issued on Settlement of Promissory Note (Note 1)	3,273,721	16,848,000
Units Cancelled after Declaration of Dividend by PRL	(173)	(874)
Units Issued Pursuant to Rights Offering (Note 1)	29,728,782	150,130,349
Units Issued Pursuant to Unit Offering (Note 1)	5,000,000	63,250,000
Trust Unit Issue Costs	—	(4,361,575)

Balance, December 31, 2003	44,638,376	$260,018,000

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Unit Certificates to the Trustee, together with a properly completed notice requesting redemption. The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the “closing market price” of the Trust Units. The redemption amount will be payable on the last day of the following calendar month. The “closing market price” will be the closing price of the Trust Units on the principal market on which they are traded on the date on which they were validly tendered for redemption, or, if there was no trade of the Trust Units on that date, the average of the last bid and ask prices of the Trust Units on that date.

8. Unit Incentive Plan

PET has adopted a Unit Incentive Plan which permits the Administrator’s Board of Directors to grant non-transferable rights to purchase Trust Units (“Incentive Rights”) to its and affiliated entities’ employees, officers, directors and other service providers. The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET’s long-term performance and distributions. The Administrator’s Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting. The grant price of the Incentive Rights (the “Grant Price”) shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (the “Strike Price”), such reduction determined by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5 percent per quarter on PET’s consolidated net fixed assets on its balance sheet at each calendar quarter end.

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

PET has granted 1,108,000 Incentive Rights to purchase PET Trust Units to directors, officers and employees of the Administrator of which 928,000 were granted at $5.05 and 180,000 were granted at $11.10 to $11.15 per Incentive Right.

For purposes of Canadian generally accepted accounting principles, PET will account for the Incentive Rights granted to employees or directors of PET and its subsidiaries by the settlement method under which no amount will be recorded at the time the Incentive Rights are granted. Proceeds received on the exercise of the Rights will be recorded to Unitholders’ Capital.

The Incentive Rights will only be dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Unit.

CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2003 a total of 3,963,838 Units had been reserved under the Unit Incentive Plan. As at December 31, 2003 no Incentive Rights granted under the Unit Incentive Plan had vested.

Incentive Rights	2003
	Average	Incentive
	grant price	Rights
Balance, beginning of year	—	—
Granted	$6.04	1,108,000
Exercised	—	—
Cancelled	—	—

Balance, end of year	$6.04	1,108,000

Incentive Rights Exercisable, end of year	—	—

The following summarizes information about Incentive Rights outstanding at December 31, 2003 assuming the reduced Strike Price described above:

	Number		Weighted	Number	Weighted
	outstanding	Weighted	average	exercisable	average
	at	average	exercise	at	exercise
Range of	December	contractual	price/	December	price/
Exercise Prices	31,2003	life (years)	Right	31,2003	Right
$2.99	928,000	4	$2.99	—	—
$11.10- $11.15	180,000	5	$11.12	—	—

9. Asset Retirement Obligations

The total future asset retirement obligation was estimated by Management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $21.7 million as at December 31, 2003 based on total future liability of $46 million. These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015. The Trust used a credit adjusted risk free rate of 6.25% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	2003	2002
Obligation, beginning of year	$20,039	$18,404
Increase in Obligation during the Year	423	472
Expenditures Incurred during the Year	—	—
Accretion Expense	1,239	1,163

Obligation, end of year	$21,701	$20,039

10. Financial Instruments

The Trust’s financial instruments included in the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, distributions payable and bank and other debt. The fair value of these items approximated their carrying amount at December 31, 2003 and 2002 due to their short-term nature.

Natural Gas Commodity Price Hedges

At December 31, 2003, the Trust had entered into financial forward sales arrangements summarized as follows:

Volumes at AECO
(Gigajoules/day)
(“GJ/d”)	Price ($/GJ)	Term
45,000 GJ/d	$6.30	November 2003 – March 2004
25,000 GJ/d	$5.40	April 2004 – October 2004
7,500 GJ/d	$5.00 to $7.10	April 2004 – December 2004

Had these contracts been settled on December 31, 2003, using prices in effect at that time, the mark-to-market loss would have totaled $4.0 million.

11. Gas over Bitumen Issue

The Alberta Energy and Utilities Board (“AEUB” or the “Board”) issued General Bulletin (“GB”) 2003-28 (the “Bulletin”) on July 22, 2003. The AEUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk. On January 26, 2004, the AEUB Staff Submission Group (“SSG”) released their recommendations for the shut-in of producing wells with total average daily production of 135 MMcf/d as of August 31, 2003. Approximately 95 MMcf/d was shut-in by Industry on September 1, 2003 while a shut-in date has not been announced for the remaining 40 MMcf/d recommended for shut-in by the SSG. A total of 24.1 MMcf/d of PET production was recommended for shut-in by the SSG which includes 7.6 MMcf/d of the gas shut-in on September 1, 2003 and an additional 16.5 MMcf/d of PET’s production which was previously exempted from Shut-in Order 03-001.

AEUB Interim Hearings with respect to this matter are scheduled to begin on March 10, 2004. On February 27, the Alberta Court of Appeal granted a stay of the AEUB hearing process to the extent that it applies to wells for which the productive status was previously determined under AEUB Decision 2003-23 following the Chard/Leismer Hearing. This should exclude 0.7 MMcf/d of PET production from the current proceedings. The Alberta Court of Appeal declined to grant a stay of the March interim hearings; however, PET and others have been granted Leave to Appeal the entire GB 2003-28 process subject to the AEUB

Paramount Energy Trust

not providing a fair and reasonable process. A date for the hearing of that appeal has not been set.

At December 31, 2003 PET recorded a writedown of property, plant and equipment of $9.8 million (Note 5). This amount arose in connection with the increase in capital assets related to the adoption of asset retirement obligations (Note 3), revisions to PET’s reserves and adjustments to estimates of future cash flows related to the gas over bitumen issue. No future compensation with respect to the gas over bitumen issue for any shut-in production beyond the current interim financial assistance of $0.60 per Mcf on current or future foregone production was included in the determination of this writedown. To the extent that circumstances including volumes of gas shut-in or finalization of compensation arrangements change, further adjustments to the carrying amount of PET’s property, plant and equipment may be required. Such adjustments relate to prescribed determinations under the successful efforts method of accounting and should not be taken to represent indications of the fair market value of PET’s assets or the possible impairment of such value. Until the AEUB determines the final productive status of the wells, PET cannot accurately estimate the amount of production that may remain shut-in, if any, and for what duration. The amount and timing of possible compensation for having to shut-in such production is also not determinable at this time. To December 31, 2003, PET had incurred $0.7 million in legal and other costs with respect to the gas over bitumen issue. PET will continue to pursue all avenues to defend its gas production and Unitholder value.